                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)(1)


                        Catawba Valley Bancshares, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   00014910M1
--------------------------------------------------------------------------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)


---------------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00014910M1                                   PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Wade E. Moose
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    80,570
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   80,570
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          90,470
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

         ITEM 1.

         (a)      Name of Issuer: Catawba Valley Bancshares, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1039 Second Street, N.E.
                  Hickory, North Carolina  28602

         ITEM 2.

         (a)      Name of Person Filing: Wade E. Moose

         (b)      Address of Principal Business Office or, if none, Residence:

                  Post Office Box 2268
                  Hickory, North Carolina  28602

         (c)      Citizenship: United States

         (d)      Title of Class of Securities: Common Stock, $1.00 par value

         (e)      CUSIP Number: 00014910M1

         ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

         ITEM 4.  OWNERSHIP

                  See blocks 5 through 11 of the Cover Page. Mr. Moose beneficially owns 90,470 shares, or approximately 6.1% of the outstanding shares, of Common Stock, $1.00 par value, of Catawba Valley Bancshares, Inc. (the "Company"). This aggregate amount of 90,470 shares includes 80,570 shares held directly by Mr. Moose (or by a broker for the account of Mr. Moose) and 9,900 shares held directly by Mr. Moose's wife, Donna Moose. The percentages calculated in this Item 4 are based upon 1,495,351 shares of the Company's Common Stock outstanding.

         ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

         ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.

         ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

         ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

         ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

         ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 9, 2001
                                    -------------------------------------------
                                                        Date

                                                  /s/ Wade E. Moose
                                    -------------------------------------------
                                                      Signature


                                                    Wade E. Moose
                                    -------------------------------------------
                                                         Name